# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SunCar Technology Group Inc., CIK 0001936804
CUSIP: G85727108
Title of class of securities: Class A Ordinary Shares, $0.0001 par value per share
Address of issuer's principal executive offices: SUITE 209, NO. 656 LINGSHI ROAD, JING'AN DISTRICT, SHANGHAI, China (F4), 200072
Date of event which requires filing of this statement: 09/08/2026
Filed by CIK 0002008673
Persons authorized to receive notices and communications: Andrew Hin Yeung Lo, Suite 2202A, South Island Place, 8 Wong Chuk Hang Road, Hong Kong, China (F4), 00000, (852) 3556-0101

## Reporting persons
- KMBP Holdings Limited (CIK 0002008673): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 0; shared voting power 19,093,366; sole dispositive power 0; shared dispositive power 19,093,366; aggregate amount beneficially owned 19,093,366 (34.1% of the class)
  Comment: This amount consists of Class A Ordinary Shares of SunCar Technology Group Inc., an exempted company incorporated in the Cayman Islands (the "Issuer"), directly held by KMBP Holdings Limited ("KMBP"). The voting power and investment power of KMBP is exercised in accordance with the direction of its board of directors. The directors of KMBP on the date hereof are Mark Qiu, Yu Chun Yin and Bai Wei. In accordance with the rule of three, no single director has the power by himself to vote or dispose of the shares of the Issuer and, as a result, none of the directors are deemed to have beneficial ownership of the Issuer's shares held by KMBP.
  
  The percentage ownership calculation is based on 55,969,794 outstanding Class A Ordinary Shares reported by the Issuer as of March 31, 2026 as set forth in the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission (the "SEC") on May 27, 2026. See Item 3.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, $0.0001 par value per share
Name of issuer: SunCar Technology Group Inc.
Address of issuer's principal executive offices: SUITE 209, NO. 656 LINGSHI ROAD, JING'AN DISTRICT, SHANGHAI, China (F4), 200072
Comment:
This Amendment No. 6 (this "Amendment No. 6") is filed by KMBP Holdings Limited ("KMBP" or the "Reporting Person") and amends and supplements certain information in the Schedule 13D filed with the SEC on May 30, 2023 (the "Original 13D") as amended by Amendment No. 1 filed with the SEC on November 8, 2023 ("Amendment No.1"), Amendment No. 2 filed with the SEC on January 26, 2024 ("Amendment No. 2"), Amendment No. 3 filed with the SEC on November 21, 2025 ("Amendment No. 3"), Amendment No. 4 filed with the SEC on April 3, 2026 ("Amendment No. 4") and Amendment No. 5 filed with the SEC on April 27, 2026 ("Amendment No. 5"). The Original 13D. as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment No. 6 (the "Schedule 13D"), relates to the Class A Ordinary Shares, $0.0001 par value per share (the "Class A Ordinary Shares"), of SunCar Technology Group Inc., a Cayman Islands exempted company (the "Issuer").

This Amendment No. 6 is being filed to report KMBP's percentage of beneficial ownership of Class Ordinary Shares calculated in accordance with Item 5 of Schedule 13D and the sale of Class A Ordinary Shares by KMBP since the filing date of Amendment No. 5.

The Original 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 is referred to herein as the "Prior 13D". Except as set forth below, all Items of the Prior 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Original 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Prior 13D is amended as follows:

The second sentence of Item 2(a) is replaced by "KMBP was the direct owner of 19,093,366 shares of the Issuer as of the close of business on the date of the event which requires the filing of this Amendment No. 6."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The first and second paragraphs of Items (a) and (b) of Item 5 of the Prior 13D are hereby amended as follows:

(a) -- (b) The following disclosure is based upon 55,969,794 Class A Ordinary Shares outstanding as of March 31, 2026 as set forth in the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the SEC on May 27, 2026.

As of the date of the event which requires the filing of this Amendment No. 6, KMBP has sole voting and dispositive power over 19,093,366 Class A Ordinary Shares, which constitute approximately 34.1% of the Class A Ordinary Shares outstanding as of March 31, 2026.
Transactions in the class effected during the past sixty days:
Item (c) of the Prior 13D is hereby amended by adding a new paragraph after the first paragraph as follows:

"Since the filing of Amendment No. 5, up to the date of the event which requires the filing of this Amendment No. 6, KMBP sold 539,907 Class A Ordinary Shares as more fully described in Annex A."

ANNEX A
Transactions in Class A Ordinary Shares since the filing of Amendment No. 5

The table below sets forth transactions in Class A Ordinary Shares of the Issuer since the filing of Amendment No. 5. Each of the transactions set forth below is an open market sales transaction on NASDAQ.

Trade Date Shares Sold Price Per Share(1)
4/24/2026 600 $1.507(2)
7/13/2026 24,244 $0.871(3)
7/14/2026 13,200 $0.876(4)
7/15/2026 4,100 $0.854(5)
8/10/2026 1,000 $0.856(6)
8/28/2026 38,000 $0.691(7)
9/02/2026 51,800 $0.640(8)
9/03/2026 65,300 $0.620(9)
9/04/2026 96,720 $0.586(10)
9/08/2026 244,943 $0.499(11)

Total Shares Sold 539,907

(1) The prices reported in this column represent the weighted average price for each trade date. The Reporting Person undertakes to provide to the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price.

(2) These shares were sold in multiple transactions at prices ranging from $1.50 to $1.53, inclusive.

(3) These shares were sold in multiple transactions at prices ranging from $0.85 to $0.93, inclusive.

(4) These shares were sold in multiple transactions at prices ranging from $0.85 to $0.89, inclusive.

(5) These shares were sold in multiple transactions at prices ranging from $0.85 to $0.89, inclusive.

(6) These shares were sold in multiple transactions at prices ranging from $0.85 to $0.87, inclusive.

(7) These shares were sold in multiple transactions at prices ranging from $0.65 to $0.73, inclusive.

(8) These shares were sold in multiple transactions at prices ranging from $0.63 to $0.69, inclusive.

(9) These shares were sold in multiple transactions at prices ranging from $0.59 to $0.69, inclusive.

(10) These shares were sold in multiple transactions at prices ranging from $0.57 to $0.63, inclusive.

(11) These shares were sold in multiple transactions at prices ranging from $0.44 to $0.59, inclusive.

## Signatures
- KMBP Holdings Limited: /s/ Bai Wei, Bai Wei, Director (09/10/2026)